Exhibit 99.2

DAVID ROSS

I, David Ross, P.Geo., as an author of this report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” (the “Technical Report”), prepared for MAG Silver Corp. and dated effective June 12, 2014, as amended on June 30, 2014, do hereby certify that:

1.	I am a Director of Resource Estimation and Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.
I am a graduate of Carleton University, Ottawa, Ontario, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen’s University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.

3.
I am registered as a Professional Geoscientist in the Province of Ontario (Reg.#1192). I have worked as a geologist for a total of 20 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Mineral Resource estimation work and reporting on numerous mining and exploration projects around the world; and
•	Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Juanicipio property most recently on May 27, 2014 for one full day.

6.	I am responsible for the preparation of Sections 2 to 12, 14, 23, and 30 (Appendix) and share responsibility with my co-authors for Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	In 2007, I made an internal review of the Juanicipio Joint Venture exploration program; in 2009, 2010, and 2012, I updated the Mineral Resource estimated and filed NI 43-101 reports.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 30th day of June, 2014

(Signed & Sealed) “David Ross”

David Ross, P.Geo.

JASON J. COX

I, Jason J. Cox, P.Eng., as an author of this report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” (the “Technical Report”), prepared for MAG Silver Corp., and dated effective June 12, 2014, as amended on June 30, 2014, do hereby certify that:

1.	I am a Principal Mining Engineer and Director, Mining Engineering, with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the Queen’s University, Kingston, Ontario, Canada, in 1996 with a Bachelor of Science degree in Mining Engineering.

3.
I am registered as a Professional Engineer in the Province of Ontario (Reg. #90487158).  I have worked as a Mining Engineer for a total of 17 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on many mining operations and projects around the world for due diligence and regulatory requirements
•	Feasibility Study project work on several mining projects, including five North American mines
•	Operational experience as Planning Engineer and Senior Mine Engineer at three North American mines
•	Contract Co-ordinator for underground construction at an American mine

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I have not visited the Juanicipio Property.

6.	I am responsible for the preparation of Sections 15, 16, 18 to 22, and 24, and share responsibility with my co-authors for Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of June, 2014

(Signed & Sealed) “Jason J. Cox”

Jason J. Cox, P.Eng.

HOLGER KRUTZELMANN

I, Holger Krutzelmann, P. Eng., as an author of this report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” (the “Technical Report”), prepared for MAG Silver Corp. and dated effective June 12, 2014, as amended on June 30, 2014, do hereby certify that:

1.	I am Vice President, Metallurgy & Environment, and Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1978 with a B.Sc. degree in Mining Engineering (Mineral Processing).

3.
I am registered as a Professional Engineer with Professional Engineers Ontario (Reg. #90455304).  I have worked in the mineral processing field, in operating, metallurgical, managerial; and engineering functions, for a total of 35 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements
•	Senior Metallurgist/Project Manager on numerous gold and base metal studies for a leading Canadian engineering company.
•	Management and operational experience at several Canadian and U.S. milling operations treating various metals, including copper, zinc, gold and silver.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I have not visited the Juanicipio Property.

6.	I am responsible for the preparation of Sections 13 and 17 and share responsibility with my co-authors for Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of June, 2014

(Signed & Sealed) “Holger Krutzelmann”

Holger Krutzelmann, P.Eng.